cm Rec'd 11/28/06

06050503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Southwest Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons (214) 953 - 4000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600	Dallas	Texas	75201-6778
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

1/31/07

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Southwest Company, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DARCY G. HOLLOWAY
Notary Public, State of Texas
My Commission Expires
February 22, 2009

Darcy G. Holloway
Notary Public

D A Commons
Signature

Chief Financial Officer, SVP
Title

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Consolidated Statement of Financial Condition.
- [x] (c) Consolidated Statement of Income.
- [x] (d) Consolidated Statement of Cash Flows.
- [x] (e) Consolidated Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Southwest Company and Subsidiaries

(SEC I.D. No. 8-01523)

Consolidated Statement of Financial Condition as of September 30, 2006, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17 a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche USA LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Southwest Company
Dallas, Texas

We have audited the accompanying consolidated statement of financial condition of First Southwest Company (a wholly owned subsidiary of First Southwest Holdings, Inc.) and subsidiaries (the "Company") as of September 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 14, 2006

FIRST SOUTHWEST COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2006

ASSETS	
CASH AND CASH EQUIVALENTS	$ 4,044,563
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	449,500,960
RECEIVABLE FROM CUSTOMERS—(net of allowance for losses of $1,780,426)	146,887,917
SECURITIES:	
Marketable	57,770,386
Not readily marketable	19,009
FURNITURE, EQUIPMENT, AND LEASEHOLDS—Net	5,016,732
GOODWILL	3,527,657
OTHER ASSETS AND DEFERRED CHARGES	10,310,335
DEFERRED INCOME TAXES—Net	615,049
TOTAL	$ 677,692,608
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Drafts payable	$ 6,895,357
Notes payable	17,000,000
Payable to brokers, dealers, and clearing organizations	459,286,384
Payable to customers	83,066,817
Other liabilities and deferred credits	41,265,822
Total liabilities	607,514,380
COMMITMENTS AND CONTINGENCIES (see Note 12)	
STOCKHOLDER'S EQUITY:	
Common stock , $.01 par value—authorized, issued and outstanding, 500 shares	5
Additional paid-in capital	26,781,091
Retained earnings	43,397,132
Total stockholder's equity	70,178,228
TOTAL	$ 677,692,608

See notes to consolidated statement of financial condition.

FIRST SOUTHWEST COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

First Southwest Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges, the Securities Investor Protection Corporation ("SIPC"), and the National Association of Securities Dealers ("NASD"). First Southwest Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory. First Southwest Company is a wholly-owned subsidiary of First Southwest Holdings, Inc. ("Holdings").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated statement of financial condition of First Southwest Company and Subsidiaries (the "Company") includes the accounts of First Southwest Company ("FSC") and its wholly owned subsidiaries, First Southwest Company of Texas, Inc. ("FSCT"), and First Southwest Note Financing Corp. ("FSNF"). Both FSCT and FSNF were inactive during 2006. All intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions—All proprietary securities transactions are accounted for on a trade date basis. Customer securities transactions are recorded on a settlement date basis.

Marketable securities are carried at quoted market value. Securities not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions.

Furniture, Equipment, and Leaseholds—Furniture, equipment, and leaseholds are carried at cost, net of allowance for depreciation and amortization. Depreciation of furniture and equipment is provided using a straight-line method over the estimated useful life of the asset. Leaseholds are amortized on a straight-line basis over the life of the related lease. As of September 30, 2006, the Company had accumulated depreciation and amortization of $6,588,529.

Goodwill—Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment (see Note 7).

Allowance for Losses—The Company clears securities transactions for its customers and for various correspondent broker-dealers on a fully disclosed basis. The Company provides for estimated losses based on management's evaluation and historical experience related to such activity.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

taxable income in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which defines the threshold for recognizing the benefits of uncertain tax return positions in the financial statements. Interpretation No. 48 is effective for the Company on October 1, 2007. The Company is in the process of evaluating the effects of Interpretation No. 48 on its financial condition.

Fair Value of Financial Instruments—Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on October 1, 2008 and is not expected to have a significant impact on the Company's financial condition.

Use of Estimates—The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Drafts Payable—Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Securities-Lending Activities—Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

3. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES

At September 30, 2006, the Company was not required to segregate cash or securities in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act"). The Company was not required to segregate cash or securities in a special reserve account for the benefit of proprietary accounts of introducing brokers under the Proprietary Accounts of Introducing Broker-Dealers ("PAIB") rule.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations at September 30, 2006, include the following:

Receivable from:	
Securities borrowed	$430,635,553
Correspondents	17,430,154
Securities failed to deliver	753,598
Clearing organizations	551,959
Due from dealers	129,696
	$449,500,960
Payable to:	
Securities loaned	$440,076,060
Correspondents	16,603,564
Securities failed to receive	1,089,270
Clearing organizations	1,517,490
	$459,286,384

5. RECEIVABLES FROM AND PAYABLE TO CUSTOMERS

The amounts receivable from and payable to customers represent balances resulting from normal cash and margin transactions. Securities owned by customers and held as collateral for receivables from customers, and securities sold short by customers are not reflected in the Company's consolidated statement of financial condition. The Company pays interest at rates that fluctuate with market rates (4.25% at September 30, 2006) on customer funds held for reinvestment. Approximately $54,900,000 of the payable to customers at September 30, 2006, represents funds held for reinvestment.

At September 30, 2006, receivables from and payables to officers and directors classified as customer accounts aggregated approximately $991,000 and $1,307,000, respectively.

6. MARKETABLE SECURITIES

Marketable securities owned and sold, not yet purchased, at September 30, 2006, which are carried at market value, include the following:

	Owned	Sold, Not Yet Purchased
Municipal bond obligations	$52,612,875	$ -
Corporate equity securities	2,799,978	271,163
Corporate bond obligations	30,127	-
U.S. Government and Government Agency obligations	2,327,406	2,357,256
	$57,770,386	$2,628,419

Marketable securities sold, not yet purchased, are recorded in other liabilities and deferred credits.

7. GOODWILL

FASB Statement No. 142, *Accounting for Goodwill and Intangible Assets*, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be assessed for impairment at least annually. Goodwill attributable to each of the Company's reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value during 2006. Fair value was determined using a discounted cash flow methodology for the year ending September 30, 2006. As of September 30, 2006, the Company notes no reporting units were impaired and therefore, no write offs were necessary.

8. NOTES PAYABLE

Short-term bank loans are periodically used to finance securities owned, customers' margin accounts, and other short-term operating activities. Interest is paid at rates that vary with the federal funds rate. The Company had $17,000,000 notes payable at September 30, 2006.

9. INCOME TAXES

The Company is included in the consolidated Federal income tax return of Holdings. Federal income taxes of the Company are payable to Holdings and are netted in the intercompany payable which is included in other liabilities and deferred credits, in the statement of financial condition at September 30, 2006.

Temporary differences that give rise to the deferred tax asset, net at September 30, 2006, are as follows:

Allowance for losses	$ 843,855
Compensation and benefits	605,744
Depreciation of furniture, equipment, and leaseholds	(636,101)
Other—net	(198,449)
Deferred tax asset—net	$ 615,049

The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets, as management believes it is more likely than not that the deferred tax assets will be realized based on the Company's prospects for generation of future taxable income.

10. CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Act, the Company has elected to determine its net capital requirements using the alternative method. Accordingly, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3. At September 30, 2006, the Company had net captial of $67,671,939; the minimum net capital requirement was $3,412,178; net capital maintained by the Company at September 30, 2006 was 40% of aggregate debits; and net capital in excess of the minimum requirement at September 30, 2006 was $64,259,761.

11. PAYABLE TO PARENT

The Company's net payable to Holdings as of September 30, 2006 was $1,732,413 and is included in other liabilities and deferred credits.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments—Future minimum rental payments under noncancelable operating leases for office facilities for the fiscal year ended September 30, 2006 are approximately as follows:

2007	$ 2,727,000
2008	2,598,000
2009	2,518,000
2010	2,481,000
2011	2,084,000
Thereafter	2,318,000
	$ 14,726,000

Litigation—The Company is engaged in litigation arising in the normal course of business. Although the ultimate outcome of such litigation cannot be predicted with certainty, Company management is of the opinion that any additional liability resulting from any threatened actions and current proceedings will not have a material adverse effect on the Company's consolidated financial position.

13. RETIREMENT PLAN

The Company has a defined contribution retirement plan pursuant to Section 401 of the Internal Revenue Code (the "Code") whereby eligible participants may elect to contribute a percentage of their compensation up to a maximum allowed under the Code. In addition, the plan also provides for a matching contribution by the Company based on a percentage of participants' contributions.

14. STOCK-BASED COMPENSATION

Certain employees of the Company participate in the First Southwest Holdings, Inc. 2000 Incentive and Nonstatutory Stock Option Plan. A summary of Holdings' outstanding stock options as of September 30, 2006, are as follows:

	Underlying Shares	Weighted Exercise Price	Weighted-Average Contractual Life (Years)
Beginning of year	230,400	$ 11.03	4
Granted	13,000	25.02	7
Payments	400	16.17	2
Exercised	123,747	9.96	3
Forfeited	3,333	22.04	9
Expired	-	-	-
End of year	115,920	$ 13.40	4
Exercisable at end of year	96,460	$ 11.49	4

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123(R)"), *Share-Based Payment*, which is a revision to SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. For nonpublic companies using the minimum value method in its pro forma disclosures, SFAS No. 123(R) requires prospective implementation and will be effective for the Company as of October 1, 2006, for options issued or modified October 1, 2006 or later. The Company's newly issued options will be classified as liabilities until the options are settled. Options outstanding as of September 30, 2006 will continue to be classified as equity until they are settled. Management does not believe adoption of SFAS No. 123(R) will result in a material change to its financial condition.

15. FINANCIAL INSTRUMENTS WITH OFF-STATEMENT OF FINANCIAL CONDITION RISK

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-statement of financial condition market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased ("short sales") for its own account. The establishment of short positions exposes the Company to off-statement of financial condition market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions where necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company arranges secured financing by pledging Company and unpaid customer securities for bank loans, repurchase agreements, securities loaned and to satisfy margin deposits of clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions related to such commitments, which were open at year-end and subsequently settled, had no material effect on the Company's consolidated financial position.

16. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At September 30, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $198,586,782 and the fair value of the collateral that had been sold or repledged was $42,981,000.

* * * * * *

Deloitte.

Deloitte & Touche USA LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
First Southwest Company
Dallas, Texas

In planning and performing our audit of the consolidated financial statements of First Southwest Company and subsidiaries (a wholly owned subsidiary of First Southwest Holdings, Inc.) (the "Company") for the year ended September 30, 2006 (on which we issued our report dated November 14, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

November 14, 2006